AMENDMENT TO
SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated July 25, 2018 between
ETF SERIES SOLUTIONS
and
Defiance ETFs, LLC

Fund	Rate
Defiance Quantum ETF	0.40%
Defiance Connective Technologies ETF	0.30%
Defiance Drone and Modern Warfare ETF	0.69%
Defiance Retail Kings ETF	0.79%
Defiance BMNR Option Income ETF	0.85%
Defiance Autism Impact ETF	0.79%
Defiance US 100 Tech AI Moat ETF	0.65%
Defiance US 100 Tech Ex Software ETF	0.65%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of May 26, 2026.

ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By:	/s/Noelle-Nadia A. Filali
Name:	Noelle-Nadia A. Filali
Title:	Assistant Secretary

Defiance ETFs LLC

By:	/s/Jacob Ingram
Name:	Jacob Ingram
Title.	President